Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. COMPLETES ACQUISITION OF CONTROLLING INTEREST IN BULK ENERGY
TRANSPORT (HOLDINGS) LIMITED AND EXPANDS CONTROLLED FLEET TO 11 VESSELS
August 13, 2009 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today that it has closed on its previously announced agreement to purchase a 50% ownership interest in Bulk Energy Transport (Holdings) Limited (“BET”) from Constellation Bulk Energy Holdings, Inc. BET’s other equity owner is Mineral Transport Holdings, Inc. (“Mineral Transport”), which is an affiliate of members of the Restis family, one of the Company’s major shareholders. The purchase price for the shares was $1.00.
BET owns five drybulk carriers, four Capesizes and one Panamax. As result of this acquisition, the Company’s controlled fleet increases to a total of 11 vessels with a carrying capacity of approximately 1,043,296 dwt and an average age of about 13 years.
Concurrently with the closing of the acquisition, BET has entered into a technical management agreement with Enterprises Shipping and Trading, S.A. (“EST”) and a commercial brokerage agreement with Safbulk Maritime S.A. (“Safbulk”) at terms similar to those that the Company’s existing fleet has with these entities. Each of EST and Safbulk are affiliated with members of the Restis family and are the technical manager and commercial broker of the Company’s current fleet.
The Company has also entered into a shareholders’ agreement with Mineral Transport, pursuant to which the Company will control BET’s Board of Directors and appoint BET’s Managing Director. The shareholders agreement also addresses customary matters such as transfer of shares and shareholder reserved matters.
Dale Ploughman, the Company’s Chief Executive Officer, stated: “This acquisition is the first step in our objective of transforming Seanergy into a leader in the global shipping industry. We are pleased to have closed it in just one month since we announced it. With the BET acquisition we expand the range of vessels offered to our clients and increase our revenue and profit generation capability. The acquisition is an important step as it enhances our shareholders’ value and still gives us the ability to focus on fleet growth opportunities during a time of relatively soft asset values in the dry bulk sector. The Proforma Net Book Value of BET is approximately USD 22.8 million and going forward BET is expected to add to Seanergy approximately USD 32 million of EBITDA up to December 2010 (Please refer to a subsequent section of the press release for a reconciliation of EBITDA and net income). By consolidating all of our vessels under one umbrella with technical and commercial management agreements with EST and Safbulk respectively, we expect to generate synergies and economies of scale further optimizing our fleet operations.”

The following table provides information with respect to the Company’s expanded controlled fleet including the BET vessels.

Vessel Name						Time Charter Expiry
BET VESSELS	Vessel Class	Capacity (DWT)	Year Built	TC Rate ($)		(latest)
BET Commander	Capesize	149,507	1991	24,000	(*)	Dec. 2011
M/V BET Fighter	Capesize	173,149	1992	25,000		Sep. 2011
M/V BET Prince	Capesize	163,554	1995	25,000	(*)	Jan. 2012
M/V BET Scouter	Capesize	171,175	1995	26,000	(**)	Oct. 2011
M/V BET Intruder	Panamax	69,235	1993	15,500		Sep. 2011
Total		726,620	16 years

Vessel Name						Time Charter Expiry
SEANERGY VESSELS	Vessel Class	Capacity (DWT)	Year Built	TC Rate ($)		(latest)
M/V Bremen Max	Panamax	73,503	1993	15,500		Aug. 2010
M/V Hamburg Max	Panamax	72,338	1994	15,500		Aug. 2010
M/V Davakis G.	Supramax	54,051	2008	60,000		Sept. 2009
M/V Delos Ranger	Supramax	54,051	2008	60,000		Sept. 2009
M/V African Zebra	Handysize	38,623	1985	7,500	(***)	Aug. 2011
M/V African Oryx	Handysize	24,110	1997	7,000	(***)	Aug. 2011
Total		316,676	11 years
Grand Total		1,043,296	13 years

(*)	The Company currently operates BET Commander and BET Prince under time charters at rates of $22,000 and $19,000 per day respectively. These time charters will expire on October 24, 2009 and November 24, 2009 respectively.

(**)	The BET Scouter charter will commence on August 18, 2009

(***)	Represents gross floor charter rates excluding a 50% adjusted profit share to be distributed equally between owners and charterers calculated on the average spot Time Charter Routes quoted on the Baltic Supramax Index for a period of twenty two (22) to twenty five (25) months.
BET Energy Transport (Holdings) Limited

Reconciliation of Proforma Projected Net Income to Proforma Projected EBITDA
(all amounts expressed in million U.S. Dollars rounded)

August 12, 2009 to December 31, 2010
Proforma Projected Net income	4.7
Proforma Projected Interest and finance costs, net (including interest income)	6
Proforma Projected Depreciation & amortization	21.3
Proforma Projected EBITDA	32

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.
The Company’s initial fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers which Seanergy purchased and took delivery of the ships in the third and fourth quarters of 2008 from companies associated with members of the Restis family. In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited (“BET”) which owns five drybulk carriers, four Capesize and one Panamax.
As a result, the Company’s current controlled fleet includes 11 drybulk carriers (4 Capesize, 3 Pananax, 2 Supramax and 2 handysize vessels) with a total carrying capacity of 1,043, 296 dwt and an average age of 13 years.
The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Amex LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.
For further information please visit our website at www.seanergymaritime.com

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com

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